UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2021

Commission File Number: 001-38866

TUFIN SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant's name into English)

Tufin Software Technologies Ltd.

5 HaShalom Road, ToHa Tower

Tel Aviv 6789205, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is being furnished by Tufin Software Technologies Ltd. (“Tufin”) to the Securities and Exchange Commission (the “SEC”) for the sole purposes of: (i) furnishing, as Exhibit 99.1 to this Form 6-K, unaudited condensed consolidated financial statements of Tufin as of and for the six-months ended June 30, 2021; and (ii) furnishing, as Exhibit 99.2 to this Form 6-K, Management’s Discussion and Analysis of Financial Condition and Results of Operations, which discusses and analyzes Tufin’s financial condition and results of operations as of and for the six-month period ended June 30, 2021.

Exhibit 99.1 and 99.2 to this Form 6-K shall be deemed to be incorporated by reference into Tufin’s registration statements on Form F-3 (File No. 333-239715) and Form S-8 (File Nos. 333-231985, 333-237291 and 333-253994).

EXHIBIT INDEX

Exhibit	Description
99.1	Unaudited Condensed Consolidated Financial Statements as of and for the Six Months Ended June 30, 2021

99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations in Relation to Unaudited Condensed Consolidated Financial Statements as of and for the Six Months Ended June 30, 2021

101

Interactive data files pursuant to Rule 405 of Regulation S-T, formatted in inline Extensible Business Reporting Language (“XBRL”): (i) Unaudited Interim Consolidated Balance Sheets, (ii) Unaudited Interim Consolidated Statements of Comprehensive Loss, (iii) Unaudited Consolidated Statements of Changes in Shareholders’ Equity (iv) Unaudited Consolidated Statements of Cash Flows and (v) related notes to these unaudited consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TUFIN SOFTWARE TECHNOLOGIES LTD.

By: /s/ Reuven Kitov
Name: Reuven Kitov
Title: CEO & Chairman of the Board of Directors

Date: August 30, 2021